

Mail Stop 3561

February 19, 2016

Thomas C. Kennedy
Senior Executive Vice President and Chief Financial Officer
Hertz Rental Car Holding Company, Inc.
8501 Williams Road
Estero, FL 33928

> **Re:** **Hertz Rental Car Holding Company, Inc.**
> **Amendment No. 1 to Form 10-12B**
> **Filed February 4, 2016**
> **File No. 001-37665**

Dear Mr. Kennedy:

We have reviewed your responses to the comments in our letter dated January 15, 2016 and have the following additional comments.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10

Exhibit 99.1

1. We note your response to our prior comments 4 and 5 and that these agreements will be filed on a Form 8-K prior to effectiveness of the Registration Statement. Please confirm that these, and all HERC Holdings, Inc. material agreements, will be filed on the same 8-K that will contain the Information Statement or advise.

2. In this regard, please include a statement in the Information Statement to tell investors where they may locate material HERC Holdings, Inc. agreements or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: William L. Tolbert
        Jenner & Block LLP